Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NTK HOLDINGS, INC. AND NORTEK, INC.
ANNOUNCE RESULTS OF SOLICITATION OF VOTES
FOR PREPACKAGED PLAN OF REORGANIZATION

PROVIDENCE, RI, October 20, 2009—**NTK Holdings, Inc.** ("**NTK**") and **Nortek, Inc.** ("**Nortek**" and, together with **NTK**, the "Companies") today announced that the Companies have received votes accepting their prepackaged plans of reorganization (the "Prepackaged Plan") from all voting classes of **Nortek** creditors and one voting class of **NTK** creditors.

The Companies also announced that they have agreed with certain of their creditors to briefly extend the deadline before which they are to commence their Chapter 11 cases.

The Companies are continuing to move forward with their anticipated restructuring and eventual confirmation of the Prepackaged Plan, as previously announced.

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Nortek (through its subsidiaries) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

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